Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 15 DATED OCTOBER 23, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 10 dated August 15, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 11 dated September 3, 2014, Supplement No. 12 dated September 30, 2014, Supplement No. 13 dated October 6, 2014 and Supplement No. 14 dated October 10, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	an update to debt.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of October 22, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 6.0 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $148.6 million (including shares issued pursuant to our distribution reinvestment plan). As of October 22, 2014, approximately 114.0 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Debt
The following information supplements and should be read in conjunction with the section captioned “Investment Objectives and Policies — Debt” that follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Revolving Credit Facility
On October 17, 2014, our operating partnership entered into a second modification and lender joinder agreement to the Credit Agreement (the Modification Agreement) with JPMorgan Chase, as administrative agent, and Bank of America, N.A. and Capital One, N.A., as new lenders, in order to increase the maximum principal amount of the Credit Facility to $300.0 million in revolving loans (the Amended Credit Facility).
As of October 22, 2014, the Borrowing Base under the Amended Credit Facility based on the underlying collateral pool for qualified properties was approximately $99.5 million and the amount outstanding under the Amended Credit Facility was $48.5 million.

CCPT5-SUP-15